Filed pursuant to Rule 433

Registration Statement No. 333-190198

Relating to Preliminary Prospectus Supplement dated

May 20, 2014

FINAL TERMS AND CONDITIONS AS OF MAY 20, 2014 OF

ECOPETROL S.A. 5.875% NOTES DUE 2045

ISSUER:	Ecopetrol S.A.

SECURITY:	5.875% Notes Due 2045

RANKING:	Senior, unsecured and unsubordinated obligations of the Issuer, ranking pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations that constitute its External Indebtedness (as defined in the prospectus).

PRINCIPAL AMOUNT:	$2,000,000,000

MATURITY:	May 28, 2045

ISSUE PRICE:	99.336% (plus accrued interest, if any, from May 28, 2014, the expected settlement date)

INTEREST PAYMENT DATES:	May 28 and November 28, commencing on November 28, 2014

COUPON RATE:	5.875%

BENCHMARK TREASURY:	UST 3.625% due February 15, 2044

BENCHMARK TREASURY SPOT AND YIELD:	104-23, 3.372%

SPREAD TO BENCHMARK TREASURY:	255 basis points

YIELD:	5.922%

PRICING DATE:	May 20, 2014

MAKE-WHOLE CALL:	40 basis points

EXPECTED SETTLEMENT DATE:	May 28, 2014, T+5

NET PROCEEDS BEFORE EXPENSES:	$1,980,720,000

CUSIP/ISIN:	CUSIP: 279158 AJ8 ISIN: US279158AJ82

CLEARING:	DTC

JOINT BOOK-RUNNING MANAGERS:	Goldman, Sachs & Co. Deutsche Bank Securities Inc.

MINIMUM DENOMINATION:	$1,000 and integral multiples of $1,000 in excess thereof

GOVERNING LAW:	New York

FORMAT:	Registered

DAY COUNT:	360/30

OPTIONAL REDEMPTION PROVISIONS:	At any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 40 basis points.

WITHHOLDING TAX REDEMPTION PROVISIONS:	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the Notes, in whole but not in part, at par.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including the Issuer’s current report on Form 6-K filed with the SEC on May 20, 2014 and accessible via the following link http://www.sec.gov/Archives/edgar/data/1444406/000114420414032269/v378928_6k.htm. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or e-mailing Goldman, Sachs and Co. at 866-471-2526 or prospectus-ny@ny.email.gs.com or Deutsche Bank Securities Inc. at 800-503-4611.